STOCK POWER

          FOR VALUABLE CONSIDERATION, the receipt of which is hereby acknowledged, AEQUITAS CAPITAL MANAGMENT, INC. hereby assigns, transfers and conveys to AEQUITAS COMMERCIAL FINANCE, LLC all of its right, title and interest in and to 119,050 shares of the Series 2 Preferred Stock of MICROFIELD GROUP, INC., an Oregon corporation, represented by Certificate No. 30 P2, and hereby irrevocably appoints                                                           attorney-in-fact to transfer the stock on the books of MICROFIELD GROUP, INC. with full power of substitution in the premises.

DATE October 25, 2006.

AEQUITAS CAPITAL MANAGEMENT, INC.

By:	/s/ Anthony Buda
Anthony Buda, CFO